

January 26, 2024

Mingming Su
Chief Strategy Officer & Director
DouYu International Holdings Ltd
20/F, Building A, New Development International Center
No. 473 Guanshan Avenue
Hongshan District, Wuhan, Hubei Province 430073
People's Republic of China

> **Re: DouYu International Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38967**

Dear Mingming Su:

We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note your responses to our prior comments regarding your treatment of "short-term deposits" with maturities of one year or less in your letters dated September 25, 2023, November 9, 2023 and January 12, 2024. However, based on the information provided, we do not necessarily agree with your view that "short-term deposits" with maturities of one year or less may be treated as "cash items" for purposes of Section 3(a)(1)(C) of, and Rule 3a-1 under, the Investment Company Act of 1940 (the "Investment Company Act"). To the extent applicable, in future filings, please ensure your risk factor disclosure reflects the foregoing and confirm your understanding of the same.

2. We note your response to prior comment 1 regarding the value of "Amounts due from the VIEs pursuant to contractual arrangements." Based on the information provided, we do not necessarily agree with your view that the carrying value reflects fair value consistent with Section 2(a)(41) of the Investment Company Act. In addition, you indicate that the Commission has stated there is no single standard for determining the "fair value" of an asset. We do not necessarily agree with this interpretation. As noted in footnote 3 in your response, the Commission has stated that it recognizes there is no single *methodology* for determining fair value; however, the rules for determining fair value are outlined in Rule 2a-5 of the Investment Company Act. Further, the Rule 2a-5 adopting release (Release No. IC-34128) indicates that the methodology must be consistent with the principles of the valuation approaches laid out in ASC Topic 820, which is the standard for determining fair value. Ensure that, going forward, you will value "Amounts due from the VIEs pursuant to contractual arrangements" in a manner consistent with the Investment Company Act. Please confirm your understanding of the foregoing.

3. We appreciate the offer in your response to prior comment 2 to provide a written analysis from your U.S. counsel explaining to us, on behalf of the company, counsel's opinion regarding Section 3(b)(1) of the Investment Company Act for certain of the company's subsidiaries. The Staff believes that such analysis would be useful and, accordingly, requests that you ask your U.S. counsel to provide such analysis. We may have additional comments following receipt of the Section 3(b)(1) analysis.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He